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                                                                      EXHIBIT 15

                          UNITED STATES DISTRICT COURT

                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA



       CLAIRE BLUM,                                  :
                                                           C.A. No.  98CV-4109
                      Plaintiff,                     :

        - against -                                  :
                                                           CLASS ACTION
 WILLIAM J. HUDSON, JR.,                             :
 JAMES E. MARLEY, HAROLD
 A. MCINNES, RALPH D.                                :
 DENUNZIO, BARBARA HACKMAN
 FRANKLIN, JOSEPH M. HIXON, III,                     :
 JOSEPH M. MAGLIOCHETTI,                             :
 JEROME J. MEYER, JOHN C. MORLEY,
 PAUL G. SCHLOEMER,                                  :
 TAKEO SHINNA, and AMP INC.,                         :

                      Defendants.


                      PLAINTIFF'S CLASS ACTION COMPLAINT
                     FOR DECLARATORY AND INJUNCTIVE RELIEF

           Plaintiff, by her knowledge as to her own acts and upon information and belief as to all other matters, alleges as follows:

                             NATURE OF THE ACTION

           1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of AMP, Inc. ("AMP" or the "Company") who have been,
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and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company from AlliedSignal, Inc. ("Allied"). By failing and refusing to take such steps, including adequately considering the Allied offer, defendants have breached their fiduciary duties to plaintiff and the class. The individual defendants are using their fiduciary positions of control over AMP to thwart others in their legitimate attempts to acquire AMP, and the individual defendants are trying to entrench themselves in their positions with the Company.


           2. The directors of AMP have wrongfully relied upon various other anti-takeover devices, including a "poison pill" shareholder rights plan and certain provisions of the Pennsylvania Business Corporation Law ("PBCL") in attempt to block Allied's offer to acquire the Company. AMP's "poison pill" shareholder rights plan contains an unusual and illegal redemption and amendment restriction, commonly known as a dead hand provision. The dead hand provision prevents shareholders from electing new directors not approved by the incumbent management - all designed to impede, delay, or prevent consummation of any offer not previously approved of by AMP management and to improperly entrench the incumbent directors.


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                             PARTIES
           3. Plaintiff Claire Blum, a New York citizen, is and, at all relevant times, has been the owner of shares of AMP common stock.

           4. AMP is a corporation duly organized and existing under the laws of the Commonwealth of Pennsylvania. AMP designs, manufactures, and markets electronic cables and connectors. AMP maintains its principal executive offices at 470 Friendship Road, Harrisburg, Pennsylvania. As of March 3, 1998, AMP has 219,559,875 shares of common stock outstanding and thousands of stockholders of record. AMP's stock trades over the New York Stock Exchange.

           5. Defendant William J. Hudson, Jr. ("Hudson") is the Chief Executive Officer, President, and a director of AMP. In 1997, Reynolds received from AMP more than $1.380 million in compensation.

           6. Defendant James J. Marley ("Marley") is the Chairman of the AMP Board of Directors. In 1997, Marley received from AMP more than $1.135 million in compensation.

           7. Harold A. McInnes ("McInnes") served as an executive officer of AMP for more than five years and is the retired Chairman of the Board, retired Chief Executive Officer, and a sitting director of the Company. In 1997, McInnes received from AMP more than $134,000 in compensation as a director of the Company.


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           8.  Defendants Ralph D. Denunzio, Barbara Hackman Franklin, Joseph M.
Hixon, III, Joseph M. Magliochetti, Jerome J. Meyer, John C. Morley, Paul G. Schloemer, and Takeo Shinna are directors of AMP.

           9. The defendants named in paragraphs 5 through 8 are hereinafter referred to as the "Individual Defendants."

          10. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.

          11. Each defendant herein is sued individually as a conspirator and aider and abetter, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            JURISDICTION AND VENUE

          12. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. (S)(S) 1331, 1332(a), and 1367(a). The matter in controversy exceeds the sum of $75,000, exclusive of interest and costs.

          13. Venue is proper in this district pursuant to 28 U.S.C. (S)(S) 1391(a)-(c).


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                            CLASS ACTION ALLEGATIONS

          14. Plaintiff brings this case on her own behalf and as a class action, pursuant to Fed. R. Civ P. 23(b)(2), on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

          15.  This action is properly maintainable as a class action.

          16. The Class is so numerous that joinder of all members is impracticable. The Company has hundreds of stockholders who are scattered throughout the United States.

          17. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:

               a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including considering the sale of AMP;

               b. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

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               c.        defendants engaged in a plan and scheme to thwart and
reject offers and proposals from third parties, including the one made by Allied; and

               d. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

          18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

          19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class are appropriate.

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                            SUBSTANTIVE ALLEGATIONS

          21. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class unfairly of the opportunity to maximize the value of their investment in AMP.

          22. In late July 1998, Allied management initiated contact with AMP management to discuss a strategic business combination. Specifically, Larry Bossidy ("Bossidy"), Chairman and Chief Executive Officer of Allied, made several attempts by telephone to speak with defendant Hudson. Every attempted contact by Bossidy was rebuffed.

          23. On July 30, 1998, Allied sent a letter to AMP proposing the terms of a formal offer. Allied indicated that it was prepared to enter into a $9.8 billion transaction whereby Allied would pay $43.50 per share for each outstanding share of AMP. Further Allied let it be known that it was prepared to be "flexible" on the proposed price and terms of the transaction depending upon due diligence and AMP's willingness to negotiate.

          24. AMP's response to the Allied offer was to do nothing until August 4, 1998 when Allied publicly announced that it has made an all cash offer for

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AMP.  At that time, AMP simply issued a terse statement advising shareholders not to make any tender to Allied until the Board of Directors reviewed the offer.

          25. Allied's August 4, 1998 press release disclosed the terms of Allied's latest offer, including the payment of $44.50 per share in cash, and disclosed that, in light of AMP's unreasonable defensive measures such as the poison pill, it would commence a hostile consent solicitation under which it would be able to take control of AMP's board if it obtained 50.1% of AMP's stock. Following the consent solicitation, Allied would obtain the remaining shares in a second-step merger in which AMP shareholders will received $44.50.

          26. Allied's $44.50 offer constituted a 50% premium over the trading price of the stock just prior to the public announcement of Allied's offer.

          27. AMP has continued to stonewall by refusing to even meet with representatives of Allied. Instead, Allied has relied upon its anti-takeover devices which are wholly unreasonable in light of Allied's offer.

          28. On August 4, 1998, it was further disclosed that Allied has commenced litigation against AMP seeking to declare illegal certain of AMP's defense mechanisms, including a poison pill rights plan, containing the dead-hand provision.

          29. Despite the significant interest of AMP stockholders, defendants have acted without regard to the fiduciary duties they owe them by, inter alia,

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failing to take the steps necessary to maximize stockholder value, including, but not limited to, agreeing to meet with and negotiate with Allied. Defendants have done so without business justification and without negotiation.

          30. Defendants' failure to act promptly upon Allied's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to AMP stockholders. By failing to meet promptly and negotiate, or offer to meet and negotiate, with Allied, defendants are depriving plaintiff and the Class of their right to share in the assets and businesses of AMP - and receive the maximum value for their AMP shares.

          31. AMP represents a highly attractive acquisition candidate. Defendants' conduct is depriving AMP's public stockholders of the control premium that Allied are prepared to pay, or of the enhanced premium that further negotiation or exposure of AMP to the market could provide.

          32. Defendants owe fundamental fiduciary obligations to AMP's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of AMP's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the
market to assure that the highest possible price is achieved.   Further, the
directors of AMP must ade-

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quately ensure that no conflict of interest exists between the Individual
Defendant's own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

          33. Because defendants dominate and control the business and corporate affairs of AMP and because they are in possession of private corporate information concerning AMP's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of AMP. This discrepancy makes it grossly and inher ently unfair for defendants to refrain from taking those steps necessary to maximize stockholder value. Defendants have refused to seriously consider Allied's offer, and have failed to announce any active auction or open bidding procedures that would maximize stockholder value by entertaining offers to purchase the Company.

          34. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

          35. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of AMP.

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Irreparable Injury

          36. AMP's and the Individual Defendant's reliance upon and refusal to remove or nullify AMP's anti-takeover devices and other defensive measures so as to obstruct the Allied's offer will (a) deny plaintiff and the Class the meaningful right to decide for themselves whether or not to tender their shares and accept Allied's offer; (b) hinder or prevent plaintiff and the Class from exercising their fundamental shareholder rights under Pennsylvania law and (c) cause plaintiff irreparable injury as a result of the loss of the unique opportunity to sell their interest in AMP to Allied at a substantial premium. These injuries will be suffered directly by plaintiff and the Class and are separate and distinct from the injuries that such actions will cause Allied, who will be deprived of the fundamental right to acquire control of AMP.

          37. Plaintiff has no adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiff be protected from immediate and irreparable injury. Unless the court enjoins the application of AMP's anti-takeover devices to the Allied's offer and enjoins AMP and the Individual Defendants from impeding the offer by any other defensive measures, including litigation in other forums, plaintiff will be (a) precluded from participation in the Allied offer, which can only be consummated upon the invalidation of AMP's wrongful anti-takeover devices, (b) denied any meaningful control over the assets of AMP, and (c)

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hindered in or prevented from exercising their fundamental shareholder rights under Pennsylvania law. Should that occur, plaintiff and the Class will have lost the unique opportunity to tender their shares for a 50% premium over the market price of AMP's shares on the trading day prior to Allied's offer.

Declaratory And Injunctive Relief

          38. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. (S) 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy exists between the parties, as demonstrated by (a) the defendants' rejection of Allied's initial offers, (b) defendants' unwillingness even to meet with Allied to consider or discuss a combination or merger despite Allied's premium, all-cash offer, and (c) the defendants' failure to redeem or amend the poison pill. The adverse legal interests of the parties are real and immediate. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

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                                    COUNT I

                      INJUNCTIVE AND DECLARATORY RELIEF --
                DEAD HAND PROVISION -- COMMERCE CLAUSE VIOLATION

          39. Plaintiff repeats and realleges each allegation contained above as if fully set forth herein.

          40. AMP's shares are widely held outside Pennsylvania. Therefore, Allied's offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of Allied's offer and in transactions for the purchase and sale of AMP's securities occurring across state lines.

          41. The Commerce Clause of the United States Constitution provides that: "Congress shall have the power . . . [t]o regulate commerce . . . among the several states." U.S. Const., art. 1, (S) 8, cl. 3.

          42. To the extent the dead hand provision is applied to prevent Allied's offer, it violates the Commerce Clause by imposing a substantial and adverse burden on interstate commerce. Specifically, AMP's dead hand provision:

               a. deters and/or substantially eliminates nationwide tender offers for Pennsylvania corporations with such provisions, except offers that are approved by incumbent management;

               b. burdens AMP shareholders throughout the United States in their efforts to sell their shares at a premium;

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               c.  burdens Allied and other prospective tender offerors in their efforts to buy securities from willing sellers of AMP stock located throughout the United States;

               d. substantially interferes with and diminishes access to the national securities market; and

               e. impedes the injection into interstate commerce of millions of dollars by means of Allied's offer and interferes with the efficient allocation of economic resources.

          43. These burdens imposed on interstate commerce far outweigh any purported local benefits. To the extent that the dead hand provision reduces or eliminates shareholder autonomy and entrenches existing management, it is detrimental to the interests of shareholders.

          44. The undue burden on interstate commerce created by the dead hand provision has a direct and substantial impact in this case.

          45.  Plaintiff has no adequate remedy at law.


                                    COUNT II

                      INJUNCTIVE AND DECLARATORY RELIEF --
                    POISON PILL -- BREACH OF FIDUCIARY DUTY

          46. Plaintiff repeats and realleges each allegation contained above as if fully set forth herein.

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          47.  Allied's offer is non-coercive, non-discriminatory; fair to AMP's shareholders; and represents a substantial premium over the market price of AMP shares as of the trading date prior to the public announcement of Allied's offer.

          48. Allied's offer complies with all applicable laws, obligations, and agreements and pose no threat to the interests of AMP's shareholders or to AMP's corporate policy or effectiveness. Defendants' use of or reliance upon the Poison Pill, including its Dead Hand Provision, to prevent AMP's shareholders from deciding for themselves whether or not to accept Allied's offer is not proportionate to any threat posed, nor within the range of reasonable responses to Allied's offer, forecloses effective shareholder action, and is in breach of the Individual Defendants' fiduciary duties. Plaintiff seeks declaratory injunctive relief against such breaches of fiduciary duties.

          49. Defendant's refusal to redeem or amend the poison pill so as to block Allied's offer also violates the Individual Defendants' fiduciary duties because such action will deny plaintiff meaningful access to or control over the assets of AMP and will hinder or prevent plaintiff and the Class from exercising their fundamental shareholder rights under Pennsylvania law.

          50.  Plaintiff has no adequate remedy at law.


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                                   COUNT III

                      INJUNCTIVE AND DECLARATORY RELIEF --
                      OTHER ATTEMPTS TO IMPEDE OFFER AND
                 PROPOSED MERGER -- BREACH OF FIDUCIARY DUTY

          51. Plaintiff repeats and realleges each allegation contained above as if fully set forth herein.

          52. Allied's offer is all-cash, non-coercive, non-discriminatory, and complies with all applicable laws, obligations, and agreements. AMP and the Individual Defendants should not be permitted to manipulate the existing corporate machinery or to adopt new defensive measures that would have the effect of delaying, impeding, or blocking consideration of Allied's offer, the election of the New Individuals, or that would have the effect of preventing AMP's shareholders from freely considering whether to accept Allied's offer. This matter is now before this Court, when is fully capable of resolving all issues relating to Allied's offer.

          53. Thus, AMP and the Individual Defendants should be enjoined from using such devices for the improper purpose of impeding shareholder consideration of Allied's offer.

          54.  Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff respectfully requests that this Court enter an order:

          A. declaring this to be a proper class action and certifying plaintiff as a Class representative;

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          B.  declaring and adjudging that the dead hand provision is invalid and is in violation of the Individual Defendants' fiduciary duties; compelling the Individual Defendants to amend the poison pill to delete the Dead Hand Provision and enjoining AMP, the Individual Defendants, and AMP's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any actions to enforce to apply the dead hand provision that (i) would interfere with plaintiff's voting rights, (ii) discriminate in any way against plaintiff in the exercise of their rights with respect to their AMP stock, (iii) impede or frustrate the ability of AMP's shareholders to consider and make their own determination as to whether to elect new individuals and/or accept the terms of Allied's offer, or (iv) otherwise interfere, impede, or delay the commencement, continuation, or consummation of Allied's offer;

          C. declaring, in the event the dead hand provision is adjudged permissible under PBCL, that it is unconstitutional as applied to Allied's offer to the extent that it permits the dead hand provision because it violates the Commerce Clause of the United States Constitution;

          D. enjoining AMP, the Individual Defendants, and AMP's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any steps to impede or frustrate the ability of AMP's shareholders to consider

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and make their own determination as to whether to accept the terms of Allied's offer or taking any other action to thwart or interfere with Allied's offer;

          E. declaring and adjudging that AMP, the Individual Defendants, and AMP's officers, successors, agents, servants, subsidiaries, employees and attorneys may not commence, and enjoining them from commencing, in any forum other than this Court, any judicial proceedings that would require litigation, by way of claim, defense, or counterclaim, of any of the claims, defenses, or counterclaims which may be asserted in this lawsuit and that would delay or impede commencement, continuation, or consummation or Allied's offer, including, without limitation, any proceedings challenging Allied's offer or seeking to enforce, apply, or declare the validity of any of AMP's anti-takeover devices or other defensive measures;

          F. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

              (i) cooperate fully with any entity or person, including Allied, having a bona fide interest in proposing any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of AMP;

              (ii) immediately undertake an appropriate evaluation of AMP's worth as a merger/acquisition candidate;

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              (iii)  take all appropriate steps to enhance AMP's value and attractiveness as a merger/acquisition candidate;

              (iv) take all appropriate steps to effectively expose AMP to the marketplace in an effort to create an active auction of the Company;

              (v) act independently so that the interests of the Company's public stockholders will be protected; and

              (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize stockholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of AMP;

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          G.  awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees;
and

          H.  granting such other and further relief as may be just and proper.



Dated:  August 6, 1998

                             SAVETT, FRUTKIN, PODELL & RYAN, P.C.

                                    /s/ Stuart H. Savett
                             By:_________________________________
                                Stuart H. Savett (I.D. No. 03699)
                                Robert P. Frutkin (I.D. No. 21366)
                                325 Chestnut Street, Suite 700
                                Philadelphia, Pennsylvania 19160
                                (215) 923-5400

                                Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD HALEBIAN
   & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

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